UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41847

Alpha Technology Group Ltd

(Registrant’s Name)

Unit No.08 on the 25th Floor of Nanyang Plaza,

No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Appointment of New Directors

Effective on April 24, 2026 (the “Effective Date”), the board of directors (the “Board”) of Alpha Technology Group Ltd (the “Company”) appointed the following individuals to serve as members of the Board in addition to incumbent members:

(1)	Mr. Terry Branstad as an executive director;

(2)	Mr. Mark Kirk as an executive director; and

(3)	Mr. Zhang Fengyi as an executive director.

Upon appointment of such members, the Board has nine members and consists of the following individuals:

(1)	Mr. Tsang Chun Ho, Anthony, an executive director and president of the Company;

(2)	Mr. Choi Tan Yee, an executive director and chief financial officer of the Company;

(3)	Mr. Terry Branstad, an executive director;

(4)	Mr. Mark Kirk, an executive director;

(5)	Mr. Zhang Fengyi, an executive director;

(6)	Mr. Li John, an independent non-executive director;

(7)	Ms. Tang Chui Kuen, an independent non-executive director;

(8)	Mr. Cheng Wai Hei, an independent non-executive director; and

(9)	Ms. Su Jiang Qiong Elly, an independent non-executive director.

The reconstitution of the Board reflects the Company’s strategic initiative to explore new markets, including its plan to enter into the U.S. market and the Company believes that deep experience and insights of the newly appointed directors will be valuable for implementation of the strategic initiative.

Set out below are the biographical details of newly appointed directors.

Mr. Terry Branstad

Mr. Terry Branstad, aged 79, served three terms in Iowa’s House of Representatives. After that, Mr. Terry Branstad was elected as the state's lieutenant governor in 1978. In the following election cycle, he won the governorship. Mr. Terry Branstad took office at the age of 36, making him Iowa’s youngest chief executive. His first stint as governor, covering four terms from 1983 to 1999, made him Iowa’s longest-serving governor.

Mr. Terry Branstad founded the law firm of Branstad and Associates, LLC and accepted a partnership in Kaufman, Patee, Branstad & Miller. Simultaneously, Mr. Terry Branstad served as financial adviser to Robert W. Baird and Co., Inc. and was a visiting professor at the University of Iowa. His appointment as Des Moines University's leader came after President George W. Bush named him head of the President's Commission for Excellence in Special Education. Beginning in 2003, Mr. Terry Branstad spent slightly over six years as president of Des Moines University (DMU), boosting the school's graduate ranking and seeing DMU become the Wellness Council of America's first Platinum Recognition university. He retired from DMU in October of 2009 to launch a gubernatorial exploratory committee and officially entered the race in January 2010. He then served as governor of Iowa from 2011 to 2017.

A little of midway through his sixth term as Governor, Mr. Terry Branstad became U.S. ambassador to China, serving from 2017 to 2020. He was nominated to the post of U.S. ambassador to China by President Donald Trump on December 7, 2016. He was confirmed on May 22, 2017, and sworn in on May 24, 2017. In September 2020, Mr. Terry Branstad announced his resignation, effective early October of the same year.

Mr. Terry Branstad obtained degrees of Bachelor of Arts from the University of Iowa in 1969 and Juris Doctor from Drake University in 1974.

Mr. Mark Kirk

Mr. Mark Kirk, aged 66, represented the State of Illinois in the U.S. Congress. After serving 10 years as a Republican centrist in the U.S. House of Representatives, he brought his coalition building approach to the U.S. Senate. Having traveled to more than 40 countries, Mr. Mark Kirk made foreign policy, national security, international trade, and finance cornerstones of his public service.

In the Senate, Mr. Mark Kirk was Chairman of the Appropriations’ subcommittee on Military Construction and Veterans Affairs, he also chaired the Banking, Housing, and Urban Affairs’ subcommittee of National Security and International Trade and Finance. Mr. Mark Kirk also served on the Appropriations’ subcommittees of Commerce, Justice, and Science, and State and Foreign Operations as well as the Health, Education, Labor, and Pensions Committee.

Prior to his elected service in the U.S. Congress, Mr. Mark Kirk held senior positions at the World Bank, U.S. State Department, U.S. House of Representatives’ International Affairs Committee, and as an attorney with Baker & McKenzie. Retiring from the U.S. Congress in 2017, Mr. Mark Kirk established KGA, an international consulting firm.

Mr. Mark Kirk attended the Universidad Nacional Autónoma de México before earning a B.A. (cum laude) in history from Cornell University. He went on to receive a master’s degree from the London School of Economics and a law degree from Georgetown University and served as an intelligence officer in the U.S. Navy Reserve from 1989 until 2013, when he retired with the rank of commander.

Mr. Zhang Fengyi

Mr. Zhang Fengyi, aged 41, has extensive experience in corporate management, industrial operation and corporate governance. Mr. Zhang Fengyi currently serves as Chairman of Shanghai Fengtai Industrial Co., Ltd. and holds executive roles in multiple enterprises. He previously served as Vice Chairman of Jiangsu Nantong Erjian Group and independent director of an A-share listed company, with solid expertise in board governance, compliance and strategic decision-making.

He holds a solid legal academic background and possesses extensive experience in industrial operation, corporate management, and cross-border capital markets. With deep insights into both the Chinese and U.S. business environments, regulatory frameworks, and capital market practices, Mr. Zhang Fengyi acts as a critical bridge connecting high-quality industrial resources in China with the U.S. capital markets.

Drawing on his profound understanding of China’s industrial landscape, corporate operations, and market dynamics, as well as his expertise in U.S. listed company governance, compliance systems, and international capital operations, Mr. Zhang Fengyi excels in driving cross-border resource integration, international collaboration, and global strategic planning. He has developed unique strengths and practical experience in facilitating synergistic development, technological exchanges, and industrial cooperation between Chinese and U.S. enterprises.

Mr. Zhang Fengyi obtained a bachelor’s degree in law from the Nanjing Army Command College in 2007.

In connection with the above appointments, the Company entered into an indemnification agreement with each new director, pursuant to which the Company agreed to indemnify such director against certain liabilities and expenses incurred in connection with claims arising from his service. In addition, the Company entered into one-year employment agreements with each executive director, pursuant to which each of Mr. Terry Branstad, Mr. Mark Kirk and Mr. Zhang Fengyi were granted 2,300 Class A ordinary shares of the Company (“Class A Ordinary Shares”). Such granted Class A Ordinary Shares are subject to a three-year lock-up. All compensation shares were granted on the Effective Date under the Company’s 2024 Share Incentive Plan (the “2024 Share Incentive Plan”) adopted on October 10, 2024. Each new executive director will be eligible to receive additional compensation as the Board may determine from time to time in its sole discretion based on their value-enhancing contributions to the Company’s business and operations, particularly in relation to revenue growth and profitability. In addition, each new executive director is subject to customary non-competition undertakings during his employment with the Company and for 12 months after termination.

The foregoing description of the indemnification agreement and the employment agreement is qualified in their entirety by reference to the complete text of the forms of indemnification agreement and employment agreement, which are attached as Exhibits 4.1 and 4.2 to this current report on Form 6-K and incorporated herein by reference.

Appointment of Senior Management Members

Also on the Effective Date, the Board approved employment of the following individuals:

(1)	Mr. Eric Branstad as the Chief Development Officer of the Company;

(2)	Ms. Abeer Shoukry-Al Otaiba as the Chief Strategy Officer of the Company;

(3)	Mr. Steve Kim as the Chief Legal Officer of the Company; and

(4)	Mr. Eugene F Carpino as the Senior Advisor of the Company.

All such senior management members will report to the Chief Executive Officer of the Company.

Set out below are the biographical details of the senior management members.

Mr. Eric Branstad

Mr. Eric Branstad, aged 50, is a partner at Branstad Churchill Group, where he specializes in developing and managing public relations campaigns, government relations, and international trade.

Mr. Eric Branstad served as Senior White House Advisor at the U.S. Department of Commerce, where he was the chief aide for U.S. Department of Commerce Secretary Wilbur Ross. In this role, he worked directly with other department officials and was responsible for special projects as directed by President Trump, the Vice President, and other White House agencies. Mr. Eric Branstad also previously served as Liaison to the Nation’s Governors for the 58th Presidential Inaugural Committee.

Prior to his work with the Trump Administration, Mr. Eric Branstad held the role of Iowa state director for the Donald J. Trump for President Campaign, where Trump scored the largest margin of victory in the state since President Reagan’s election in 1980. He also served as Rules Committee Whip and Floor Whip at the 2016 Republican National Convention. Mr. Eric Branstad has had a long career in Republican politics in Iowa, dating back to the Bush-Cheney re-election campaign in 2004, as well as earlier work for the state GOP during the 2002 midterm election.

Mr. Eric Branstad obtained a bachelor’s degree in Political Science from Rockhurst University.

Ms. Abeer Shoukry-Al Otaiba

Ms. Abeer Shoukry-Al Otaiba, aged 55, is a global entrepreneur, investor, and strategic operator with experience building cross-border platforms across luxury, infrastructure, and emerging sectors. She is the Founder and Chief Executive Officer of Al Otaiba Investments, an international investment platform operating across the United States, the UAE, Saudi Arabia, Asia, and the Middle East, where she structures partnerships, consortiums, and long-term growth strategies across multiple verticals.

Her early career included serving as Senior Director of Engineering & Construction at Orascom Telecom, where she supported multi-country infrastructure expansion across the Middle East, Africa, and South Asia, and as a founding team member of Royal Group in Abu Dhabi during its formative growth phase.

In addition to her investment work, she serves on the Steering Committee of Ras Al Hekma’s USD 35 billion development, leading the Livability strategy portfolio, and sits on multiple advisory and governance boards across healthcare and AI-driven platforms.

For 17 years, Ms. Abeer Shoukry-Al Otaiba played an active diplomatic role in Washington, DC, contributing to cultural diplomacy and bilateral engagement through high-level representation across political, philanthropic, and artistic institutions.

Ms. Abeer Shoukry-Al Otaiba has pursued executive education at Harvard Business School through the Owner/President Management (OPM) program and the AI Essentials for Business program. She holds a Bachelor of Science in Civil Engineering and a Master’s degree in Structural Analysis.

Mr. Steve Kim

Mr. Steve Kim, aged 55, has over 25 years of executive level experience working with both the private and government sectors including serving in senior leadership as general counsel for several international companies where he led and directed the organizations’ legal, regulatory, international government relations and global business development activities.

Currently, Mr. Steve Kim serves as CEO of Augustus Energy, an American-owned and operated energy and manufacturing company and is a Principal and General Counsel of Augustus Global, a full-service business development, advisory, and investment firm that specializes in partnering with best-in-class companies enter into foreign markets. Previously, Mr. Steve Kim was a partner at RKF Global PLLC, a boutique international law firm, where he advised companies both domestically and internationally on regulatory and government, international trade and investment and financing and general corporate issues. Prior to his work in the private sector, Kim served in a multitude of roles in the public sector.

Mr. Steve Kim obtained Juris Doctor from the Loyola University Chicago School of Law in 2001.

Mr. Eugene Carpino

Mr. Eugene Carpino, aged 53, has over 30 years of high-level engagement and expertise in local, state, and federal government policy and politics. He has conceived and managed projects across Europe, the Middle East, Africa, the Caucuses, Asia, and South and Central America ranging from establishing NGOs to infrastructure development.

Mr. Eugene Carpino served as Executive Director of the House Republicans for the Illinois General Assembly, where he oversaw the day-to-day operations of the political apparatus of the Illinois House Republican Caucus. He also served as a liaison to the Illinois Republican Party, the Republican National Committee, Republican County chairmen, and Illinois municipal governments. Mr. Eugene Carpino worked in the campaign apparatus of three US presidential candidates and over 200 local, state and federal office campaigns. He has worked effectively with both parties in the US Government and has a contact base than spans more than 20 countries outside the US. Additionally, Mr. Eugene Carpino served on an Advisory Council for US President Donald Trump.

Mr. Eugene Carpino also possesses deep knowledge of real estate development and the construction and transportation industries from his serving as a partner at Argent Group, a prominent commercial real estate development firm in Chicago. Mr. Eugene Carpino has served on various boards, including the University of Chicago Dean's International Council, the National Italian American Sports Hall of Fame, Argus Fire & Property Casualty, and the Illinois Department of Professional Regulation's Private Detective, Security, Alarm Contractor, and Locksmith board.

Mr. Eugene Carpino obtained a degree in Business Administration from Dominican University in 1996.

In connection with the above appointments of senior management members, the Company entered into an indemnification agreement with each individual, pursuant to which the Company agreed to indemnify him or her against certain liabilities and expenses incurred in connection with claims arising from his or her service. In addition, the Company entered into one-year employment agreements with each individual, pursuant to which each of Mr. Eric Branstad, Ms. Abeer Shoukry-Al Otaiba, Mr. Eugene F. Carpino and Mr. Steve Kim were granted 2,300 Class A Ordinary Shares. Such granted Class A Ordinary Shares are subject to a three-year lock-up. All compensation shares were granted on the Effective Date under the Company’s 2024 Share Incentive Plan. Each new member will be eligible to receive additional compensation as the Board may determine from time to time in its sole discretion based on their value-enhancing contributions to the Company’s business and operations, particularly in relation to revenue growth and profitability. In addition, each new member is subject to customary non-competition undertakings during his employment with the Company and for 12 months after termination.

The foregoing description of the indemnification agreement and the employment agreement is qualified in their entirety by reference to the complete text of the forms of indemnification agreement and employment agreement, which are attached as Exhibits 4.1 and 4.2 to this current report on Form 6-K and incorporated herein by reference.

Safe Harbor Statement

This current report on Form 6-K contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “is intended to be,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this current report on current report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this current report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this current report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)
4.2	Form of Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2026	Alpha Technology Group Ltd

	By:	/s/ Tsang Chun Ho Anthony
	Name:	Tsang Chun Ho Anthony
	Title:	Director